Exhibit 1.13

NOT FOR PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, HONG KONG, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD VIOLATE APPLICABLE LAWS OR RULES OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW. SEE “IMPORTANT INFORMATION” BELOW.

ARCUS ASA

Innkalling til ekstraordinær generalforsamling	Notice of an extraordinary general meeting
Det innkalles herved til ekstraordinær generalforsamling i Arcus ASA, org. nr. 987 470 569 ("Selskapet") den 12. november 2020 kl. 13:00 i Selskapets lokaler i Destilleriveien 11, Hagan.	Notice is hereby served that an extraordinary general meeting of Arcus ASA, org. no. 987 470 569 (the "Company") will be held on 12 November 2020 at 13:00 hours (CET) at the Company's premises at Destilleriveien 11, Hagan.

VIKTIG BESKJED

Grunnet restriksjoner knyttet til COVID-19 og råd fra norske myndigheter i den forbindelse, oppfordres alle aksjeeiere til å utøve sine aksjeeierrettigheter uten fysisk oppmøte på generalforsamlingen, enten ved å avgi forhåndsstemme online eller benytte det vedlagte fullmaktsskjemaet til å gi fullmakt til styrets leder (eller den han bemyndiger) til å stemme på generalforsamlingen. Vennligst se mer informasjon om påmelding, fullmakt og frister for dette i slutten av denne innkallingen og i de vedlagte påmeldings- og fullmaktsskjemaene.

IMPORTANT NOTICE

Due to the restrictions caused by COVID-19 and advice from the Norwegian government related to this, all shareholders are encouraged to exercise their shareholder rights without physical attendance at the general meeting, either through online advance voting or by using the enclosed proxy form to provide a proxy to the Chairman (or the person he appoints) to vote at the general meeting. Please see more information regarding registration of attendance, proxies and the applicable deadlines for this at the end of this notice and in the enclosed registration and proxy forms.

Generalforsamlingen kan følges via direktesendt overføring på www.arcus.no/investor. Det blir ingen smaksprøver.	The general meeting can be followed via live broadcast at www.arcus.no/investor. There will be no tastings.
Generalforsamlingen vil bli åpnet av styrets leder.	The general meeting will be opened by the chairman of the board of directors.
Dagsorden:	Agenda:
1. Valg av møteleder og en person til å medundertegne protokollen	1. Election of a chairperson and a person to co-sign the minutes
Det foreslås at Tone Østensen velges som møteleder.	It is proposed that Tone Østensen is elected to chair the meeting.
2. Godkjennelse av innkallingen og dagsorden	2. Approval of the notice and the agenda
3. Fusjon med Altia Plc	3. Merger with Altia Plc
Det henvises til fusjonsplan inngått mellom styret i Selskapet og styret i Altia Plc ("Altia") vedrørende en fusjon av Selskapet og Altia som annonsert ved børsmelding den 29. september 2020. Etter Styrets oppfatning er et sterkt rasjonale for fusjonen. Fusjonen vil skape et firma innen merkevarer for vin og brennevin med et sterkt fotfeste i alle de nordiske markedene og med en relevant markedstilstedeværelse i de baltiske landene. Fusjonen vil legge til rette for vekst i	Reference is made to the merger plan entered into by the Board of Directors of the Company and the Board of Directors of Altia Plc ("Altia") regarding a merger of the Company and Altia as announced by stock exchange release on 29 September 2020. The Board believes that there is a strong rational for the merger. The merger will form a wine and spirits brand house with a strong foothold in all the Nordic markets and with a relevant market presence also in the

eksisterende og nye markeder, utvikling av produktporteføljer, nye forretningsmuligheter og effektivitetsgevinster i alle ledd av verdikjeden.	Baltics. The merger will enable growth in existing and new markets, development of product portfolios, new business opportunities and efficiency gains throughout the value chain.
Den foreslåtte fusjonen vil gjennomføres som en fusjon over landegrensene i henhold til allmennaksjeloven kapittel 13 og den finske selskapsloven kapittel 16, ved at alle Selskapets eiendeler, rettigheter og forpliktelser overføres til Altia som det overtakende selskapet. Selskapet oppløses ved gjennomføringen av fusjonen. Selskapets aksjonærer vil motta aksjer i Altia som fusjonsvederlag. Selskapets aksjonærer vil motta 0,4618 aksjer i Altia for hver aksje de eier i Selskapet per en fremtidig registreringsdato som vil bli fastsatt i forbindelse med gjennomføringen av fusjonen.	The proposed merger will be completed as a cross-border merger pursuant to chapter 13 of the Norwegian Public Limited Liability Companies Act and chapter 16 of the Finnish Companies Act, by a transfer of all of the Company's assets, rights and liabilities to Altia as the surviving entity. The Company will be dissolved upon the completion of the merger. The shareholders of the Company will receive shares in Altia as merger consideration. The Company's shareholders will receive 0.4618 shares in Altia for each share held in the Company as of a future record date to be determined in connection with the completion of the merger.
Canica AS, Geveran Trading Co Ltd og Hoff SA som til sammen eier cirka 59.0 % av aksjene og stemmene i Selskapet har ugjenkallelig forpliktet seg til, med enkelte forbehold, å delta i den ekstraordinære generalforsamlingen og stemme for fusjonen.	Canica AS, Geveran Trading Co Ltd and Hoff SA holding in aggregate approximately 59% of the shares and votes in the Company have irrevocably undertaken, subject to certain conditions, to attend the extraordinary general meeting and to vote in favour of the merger.
Det vises til fusjonsplan, styrets rapport og sakkyndig redegjørelse (alle gjort tilgjengelig samlet på Selskapets hjemmeside www.arcus.no/investor/arcus-altia-merger) og Selskapets børsmelding 29. september 2020, for en nærmere begrunnelse for, og informasjon om, fusjonen. Det vil også publiseres et prospekt med nærmere informasjon om fusjonen, planlagt godkjent av Finanstilsynet i Finland og offentligjort før den ekstraordinære generalforsamlingen. Fusjonen er betinget av godkjennelse fra den ekstraordinære generalforsamlingen ved godkjennelse av fusjonsplanen.	Reference is made to the merger plan, the report of the Board of Directors and the expert statement (all made available together at Company's website www.arcus.no/investor/arcus-altia-merger) and the Company's stock exchange release on 29 September 2020, for a more detailed reasoning for and information about the merger. A prospectus with further information about the merger will also be published, scheduled to be approved by the Financial Supervisory Authority in Finland and made public before the extraordinary general meeting. The merger is subject to approval by the extraordinary general meeting by approval of the merger plan.
På bakgrunn av det overnevnte foreslår styret at generalforsamlingen fatter følgende vedtak:	Based on the above, the Board of Directors proposes that the general meeting passes the following resolution:
"Fusjonsplanen datert 29. september 2020 mellom Selskapet som overdragende selskap og Altia Plc som overtakende selskap godkjennes."	"The merger plan dated 29 September 2020 between the Company as the transferring company and Altia Plc as the acquiring company is approved."
4. Intern reorganisering	4. Internal reorganisation
Styret foreslår at det gjennomføres en intern reorganisering i Arcus-konsernet hvor det vesentligste av eiendelene og virksomheten i Selskapet overføres til et nytt datterselskap av Selskapet. Gjennom denne reorganiseringen vil det opprettes en ny holdingstruktur i konsernet, med en underkonsernmodell i Norge som er hensiktsmessig etter gjennomføring av fusjonen	The board proposes that an internal reorganisation in the Arcus group is carried out whereby the majority of the assets and business in the Company is transferred to a new subsidiary of the Company. Through this reorganisation, a new holding structure in the group will be established with a sub-group model in Norway that is practical following completion of the

foreslått under sak 3 på dagsordenen.	merger described under item 3 of the agenda.
En nærmere beskrivelse av bakgrunn og forslag til vedtak fremgår av Vedlegg 1 til innkallingen.	A further description of the background and proposals for resolutions is set out in Appendix 1 to the notice.
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I henhold til Selskapets vedtekter § 7 har styret bestemt at de aksjonærer som ønsker å delta i generalforsamlingen (enten selv eller ved fullmektig), må melde fra om dette til Selskapet ved å sende det vedlagte påmeldingsskjema til Selskapet v/ kontofører Nordea Bank Abp, med brev til følgende adresse: Nordea Bank Abp, filial i Norge, Essendrops gate 7, Postboks 1166 Sentrum, 0107 Oslo, eller per e-post til: nis@nordea.com. Påmeldingen må være mottatt senest den 9. november 2020 kl. 16.00. Aksjonærer som ikke foretar slik forhåndspåmelding innen fristen kan nektes adgang til generalforsamlingen og vil da heller ikke kunne stemme for sine aksjer.	Pursuant to Section 7 of the Company’s Articles of Association, the Board has decided that shareholders wishing to attend the general meeting (in person or by proxy) must give notice to the Company by sending the enclosed registration form to the Company, attn.: the Company’s security account manager, Nordea Bank Abp, by letter to the following address: Nordea Bank Abp, branch in Norway, Essendrops gate 7, Postboks 1166 Sentrum, 0107 Oslo, Norway, or by e-mail to: nis@nordea.com. The notice of attendance must have been received no later than 9 November 2020 at 16:00 hours (CET). Shareholders who do not provide notices of attendance within the deadline may be denied entrance to the general meeting and will not be able to vote for their shares.
Selskapet tar forbehold om at generalforsamlingen kan bli avholdt som et elektronisk møte i henhold til midlertidig lov av 26. mai 2020 nr. 54 om unntak fra krav til fysisk møte mv. i foretakslovgivningen for å avhjelpe konsekvenser av utbrudd av Covid-19. Dersom Selskapet benytter denne adgangen vil aksjonærer som har registrert fremmøte innenfor fristen som er angitt ovenfor motta informasjon om prosedyrene for å få tilgang til møtet.	The Company reserves the right to conduct the general meeting as an electronic meeting in accordance with the temporary law of 26 May 2020 no. 54 on exemptions from requirements for physical meetings etc. in the corporate laws to limit the consequences of the outbreak of Covid-19. If the Company decides to conduct the general meeting as an electronic meeting, information about procedures for access will be sent to all shareholders who have registered for attendance within the deadline set out above.
Aksjonærer som ikke har anledning til selv å møte, kan møte ved fullmektig eller forhåndsstemme. Skjema for tildeling av fullmakt, med nærmere instruksjoner for bruk av fullmaktsskjemaet er vedlagt denne innkallingen. Fullmakt kan om ønskelig gis til styrets leder Michael Holm Johansen. Forhåndsstemmer kan kun foretas elektronisk via Selskapets hjemmeside www.arcus.no/investor eller via VPS Investor-tjenester. Forhåndsstemmer må være mottatt senest den 9. november 2020 kl. 16.00.	Shareholders that are prevented from attending may be represented by proxy or may vote in advance. The proxy form, including detailed instructions for the use of the form, is enclosed to this notice. If desirable, proxy may be given to the Chairman of the Board, Michael Holm Johansen. Advance voting may only be done online through the Company's website, www.arcus.no/investor or through VPS Investor Services. Advance votes must be received no later than 9 November 2020 at 16:00 hours (CET).
Utfylt fullmaktsskjema sendes til Selskapets kontofører Nordea Bank Abp, enten med brev til følgende adresse: Nordea Bank Abp, filial i Norge, Essendrops gate 7, Postboks 1166 Sentrum, 0107 Oslo, eller per e-post til: nis@nordea.com. Fullmaktsskjema må være mottatt senest den 9. november 2020 kl. 16.00. Fullmakt kan også inngis elektronisk gjennom VPS Investortjenester innen samme frist.	Completed proxy forms is submitted to the Company’s security account manager, Nordea Bank Abp, either by letter to the following address: Nordea Bank Abp, branch in Norway, Essendrops gate 7, Postboks 1166 Sentrum, 0107 Oslo, Norway, or by e-mail to: nis@nordea.com. The proxy form must be received no later than 9 November 2020 at 16:00 hours (CET). A proxy may also be given electronically through VPS Investor Services within the same deadline.
Selskapet oppfordrer alle aksjonærer til å forhåndsstemme eller avgi stemmefullmakt.	The Company encourages all shareholders to vote in advance or submit proxy forms.
Dersom aksjer er registrert i VPS på forvalterkonto, jf. allmennaksjeloven § 4-10, og den reelle aksjonæren ønsker å avgi stemmer for sine aksjer, må den reelle aksjonæren omregistrere aksjene på en separat VPS-konto i den reelle aksjonærens navn forut for avholdelse av generalforsamlingen, eller godtgjøre at melding om eierskifte er sendt til VPS forut for avholdelse av generalforsamlingen.	If shares are registered on a nominee account in the VPS register, cf. Section 4-10 of the Norwegian Public Limited Liability Companies Act, and the beneficial shareholder wants to vote for its shares, the beneficial shareholder must re-register the shares in a separate VPS account in its own name prior to the general meeting, or prove that the transfer to such account has been reported to the VPS prior to the general meeting.
Arcus ASA er et allmennaksjeselskap underlagt allmennaksjelovens regler. Selskapet har per dato for denne innkallingen utstedt 68 023 255 aksjer, og hver aksje har én stemme. Alle aksjene har like rettigheter. Selskapet eier per datoen for denne innkallingen 6 948 egne aksjer i Selskapet som det ikke kan avgis stemme for.	Arcus ASA is a public limited company subject to the rules of the Norwegian Public Limited Companies Act. As of the date of this notice, the Company has issued 68,023,255 shares, each of which represents one vote. All shares have equal rights in all respects. As of the date of this notice, the Company owns 6,948 own shares in the Company that cannot be voted for.
En aksjonær har rett til å fremsette forslag til beslutninger i saker på dagsordenen og til å kreve at styremedlemmer og daglig leder på generalforsamlingen gir tilgjengelige opplysninger om forhold som kan innvirke på bedømmelsen av (i) godkjennelse av årsregnskapet og årsberetningen, (ii) saker som er forelagt generalforsamlingen til avgjørelse, og (iii) Selskapets økonomiske stilling, herunder virksomheten i andre selskaper som Selskapet deltar i, og andre saker som generalforsamlingen skal behandle, med mindre de opplysninger som kreves ikke kan gis uten uforholdsmessig skade for Selskapet.	A shareholder may make proposals for resolutions with respect to matters on the agenda and may require that members of the Board and the Chief Executive Officer at the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report, (ii) matters that are presented to the shareholders for decision and (iii) the Company’s financial situation, including operations in other companies the Company participates in, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate damage to the Company.
Denne innkallingen, øvrige dokumenter som gjelder saker som skal behandles i generalforsamlingen, herunder de dokumenter det er henvist til i denne innkallingen, samt Selskapets vedtekter, er tilgjengelige på Selskapets hjemmeside www.arcus.no/investor. En aksjeeier kan kreve å få tilsendt dokumentene som gjelder fusjonen, med mindre dokumentene kan lastes ned og skrives ut fra Selskapets hjemmeside i hele perioden frem til og med den ekstraordinære generalforsamlingen. Selskapet kan ikke kreve noen form for godtgjøring for å sende dokumentene til aksjeeierne.	This notice, other documents regarding matters to be discussed in the General Meeting, including the documents to which this notice refers, as well as the Company’s Articles of Association, are available on the Company’s website www.arcus.no/investor. A shareholder may require that the Company sends the documents regarding the merger to the shareholder by mail, unless the documents can be downloaded and printed from the Company's website in the period up to and including the date of the extraordinary general meeting. The Company shall send such documents to the shareholders free of charge.

Foruten den foreslåtte transaksjonen med Altia og den interne reorganiseringen som beskrevet under sak 3 og 4 på dagsordenen, har det ikke inntruffet hendelser etter 31. desember 2019 som er av vesentlig betydning for Selskapet utover hva som fremgår av Selskapets kvartalsrapporter og børsmeldinger. Selskapets seneste årsregnskap, årsberetning, revisjonsberetning og kvartalsrapporter er tilgjengelig på Selskapets hjemmesider, www.arcus.no/investor og på Selskapets kontorer i avskriftsform samtidig med innkallingen til generalforsamlingen.	Other than the proposed transaction with Altia and the internal reorganisation as further described under item 3 and 4 on the agenda, there are no circumstances following 31 December 2019 that are of material importance for the Company other than as described in the Company's quarterly reports and stock exchange notices. The Company's latest annual accounts, annual report, auditor statement and quarterly reports are available at the Company's webpages, www.arcus.no/investor and at the Company's offices in written from together with the notice of the general meeting.
I tilfelle motstrid mellom den norske teksten og den engelske oversettelsen, skal den norske teksten gjelde.	In case of any discrepancies between the Norwegian text and the English translation, the Norwegian text shall prevail.

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Oslo, 2. oktober 2020 / Oslo, 2 October 2020

På vegne av styret i Arcus ASA / On behalf of the Board of Directors of Arcus ASA

Michael Holm Johansen

Styrets leder / Chairman of the Board of Directors

Vedlegg: 1. Bakgrunn og forslag til vedtak i sak 4 på agendaen 2. Skjema for påmelding 3. Skjema for fullmakt	Appendices: 1. Background and proposal for resolution under item 4 on the agenda 2. Notice of attendance 3. Proxy form

Vedlegg 1	Appendix 1
Bakgrunn og forslag til vedtak om intern reorganisering under sak 4 på dagsordenen	Background and proposed resolutions regarding an internal reorganisation under item 4 of the agenda
Styret foreslår at det gjennomføres en intern reorganisering i Arcus-konsernet hvor det vesentligste av eiendelene og virksomheten i Selskapet overføres til et nytt datterselskap av Selskapet. Formålet med reorganiseringen er å optimalisere strukturen i Arcus-konsernet fremover. Gjennom reorganiseringen vil det opprettes en ny holdingstruktur i konsernet, hvor virksomheten vil bli samlet under et nytt holdingselskap under Selskapet, Arcus Holding AS. Denne underkonsernmodellen i Norge er hensiktsmessig etter gjennomføring av fusjonen foreslått under sak 3 på dagsordenen siden Arcus Holding AS da vil bli et holdingselskap for hele den norske virksomheten etter at Selskapet er innfusjonert i Altia.	The board proposes that an internal reorganisation is carried out whereby the majority of the assets and business in the Company is transferred to a new subsidiary of the Company. The purpose of the reorganisation is to optimize the structure of the Arcus group going forward. Through the reorganisation, a new holding structure in the group will be established, where the operations will be placed under a new holding company below the Company, Arcus Holding AS. This sub-group model in Norway is practical following completion of the merger proposed under item 3 of the agenda since Arcus Holding AS then will be a holding company for the entire Norwegian business after the Company has been merged into Altia.
Den interne reorganiseringen foreslås gjennomført i to steg ved at det først gjennomføres en fisjon av Selskapet der det vesentligste av Selskapets eiendeler, rettigheter og forpliktelser overdras til et nyetablert, tomt selskap som er heleid av Selskapet, Arcus NewCo AS, og at det deretter, men parallelt med fisjonen, gjennomføres en trekantfusjon hvor Arcus NewCo AS innfusjoneres i Selskapets heleide datterselskap, Arcus Holding AS. Trekantfusjonen vil skje med økning av pålydende på aksjene i Selskapet som vederlag.	The internal reorganisation is proposed carried out in two steps whereby a demerger of the Company is carried out first in which the majority of the Company's assets, rights and obligations are transferred to a newly established, empty company that is wholly owned by the Company, Arcus NewCo AS, and, thereafter, but simultaneously with the demerger, a tripartite merger is carried out in which Arcus NewCo AS is merged in to the Company’s wholly owned subsidiary, Arcus Holding AS. The tripartite merger will be carried out with an increase of the nominal value of the shares in the Company as consideration.
Fisjonen i Selskapet vil gjennomføres som en kapitalnedsettelse ved nedsettelse av pålydende på Selskapets aksjer. Gjennom kapital-nedsettelsen vil det vesentligste av Selskapets eiendeler, rettigheter og forpliktelser overføres til Arcus NewCo AS. Parallelt med fisjonen vil imidlertid trekantfusjonen bli gjennomført hvor Arcus NewCo AS blir innfusjonert i Selskapets heleide datterselskap, Arcus Holding AS, slik at de eiendeler, rettigheter og forpliktelser som blir utskilt fra Selskapet gjennom fisjonen, overføres videre til datterselskapet Arcus Holding AS og Arcus NewCo AS oppløses.	The demerger in the Company will be carried out as a share capital decrease by decrease of the nominal value of the Company's shares. Through the share capital decrease, the majority of the Company's assets, rights and obligations will be transferred to Arcus NewCo AS. However, simultaneously with the demerger, the tripartite merger will be carried out in which Arcus NewCo AS is merged in to the Company's wholly owned subsidiary, Arcus Holding AS, so that the assets, rights and obligations separated from the Company through the demerger is transferred to the subsidiary Arcus Holding AS and Arcus NewCo AS is dissolved.
For å legge til rette for kapitalnedsettelsen i fisjonen er det nødvendig å først øke pålydende på aksjene i Selskapet. Styret foreslår derfor at Selskapet gjennomfører en fondsemisjon hvor pålydende på Selskapets aksjer økes fra NOK 0,02 til NOK 5,00 ved en økning av	In order to facilitate for the share capital decrease in the demerger, it is necessary to first increase the nominal value of the shares in the Company. Thus, the board proposes that the Company carries out a bonus issue whereby the nominal value of the Company's shares is increased from

aksjekapitalen på NOK 4,98 per aksje, totalt NOK 338 755 809,90. Fondsemisjonen innebærer ingen faktisk kapitalforhøyelse i Selskapet, men en overføring av Selskapets egne midler til aksjekapital og får ingen vesentlig praktisk eller økonomisk betydning for Selskapets aksjonærer.	NOK 0.02 to NOK 5.00 by an increase of the share capital of NOK 4.98 per share, in total NOK 338,755,809.90. The bonus issue does not entail an actual share capital increase in the Company, but a transfer of the Company's own funds to share capital and does not entail any material practical or financial consequences for the Company's shareholders.
Gjennom trekantfusjonen vil Selskapets aksjekapital økes med samme beløp som i kapitalnedsettelsen i fisjonen. Etter gjennomføringen av fisjonen og trekantfusjonen vil følgelig aksjonærene ha samme aksjebeholdning i Selskapet som før den interne reorganiseringen, og pålydende verdi på aksjene i Selskapet vil være den samme som den som vedtas gjennom fondsemisjonen. Det vesentligste av eiendelene, rettighetene og forpliktelsene som i dag ligger i Selskapet vil imidlertid ligge i det heleide datterselskapet Arcus Holding AS.	Through the tripartite merger, the Company's share capital will be increased with the same amount as in the share capital decrease in the demerger. Thus, following completion of the demerger and the tripartite merger, the shareholders will have the same amount of shares in the Company as before the internal reorganisation, and the nominal value of the shares in the Company will be the same as resolved in the bonus issue. The majority of the assets, rights and obligations that as of today are located in the Company, will, however, be located in the wholly owned subsidiary, Arcus Holding AS.
Godkjennelse og gjennomføring av fondsemisjonen er betinget av godkjennelse av fisjonen og trekantfusjonen.	Approval and completion of the bonus issue is subject to approval of the demerger and the tripartite demerger.
Godkjennelse og gjennomføring av fisjonen og trekantfusjonen er gjensidig betinget av hverandre, og vil bli gjennomført umiddelbart etter hverandre. Gjennomføring av fisjonen og trekantfusjonen vil videre være betinget av at (i) fondsemisjonen er vedtatt og gjennomført, (ii) at kreditorperioden for fisjonen og fusjonen er utløpt og at ingen innsigelser fra kreditorer er mottatt (eller at innsigelser fra kreditorer er avgjort eller endelig avvist) og (iii) at Selskapet ikke har noen beholdning av egne aksjer.	Approval and completion of the demerger and the tripartite merger is mutually conditioned on each other, and will be carried out immediately after each other. Further, completion of the demerger and the tripartite merger will be conditioned upon (i) the bonus issue being resolved and completed, (ii) the creditor notice period for the demerger and merger being expired and no objections from creditors having been made (or any objections from creditors having been settled or finally dismissed) and (iii) the Company not holding any treasury shares.
Det vises til Selskapets børsmelding den 29. september 2020, samt fisjons- og trekantfusjonsplanen for en nærmere beskrivelse av transaksjonene som leder frem til den nye juridiske strukturen. Fisjons- og trekantfusjonsplanen, styrets rapport for fisjonen og trekantfusjonen, sakkyndige redegjørelser og øvrige tilknyttede dokumenter er tilgjengelige på Selskapets hjemmeside www.arcus.no/investor. En aksjeeier kan kreve å få tilsendt dokumentene som gjelder fisjonen og trekantfusjonen, med mindre dokumentene kan lastes ned og skrives ut fra Selskapets hjemmeside i hele perioden frem til og med den ekstraordinære generalforsamlingen. Selskapet kan ikke kreve noen form for godtgjøring for å sende dokumentene til aksjeeierne.	Reference is made to the Company's stock exchange announcement on 29 September 2020, as well as the demerger and the tripartite merger plan for further information of the transactions leading up to the new legal structure. The demerger and the merger plan, the board's report on the demerger and tripartite merger, expert statements and other related documents are available at the Company's website www.arcus.no/investor. A shareholder may require that the Company sends the documents regarding the demerger and the tripartite merger to the shareholder by mail, unless the documents can be downloaded and printed from the Company's website in the period up to and including the date of the extraordinary general meeting. The Company shall send such documents to the shareholders free of charge.

Styret foreslår på denne bakgrunn at generalforsamlingen godkjenner fondsemisjonen, samt fisjons- og trekantfusjonsplanen og de vedtakene som foreslås i de nevnte planene.	The Board of Directors proposes on this background that the general meeting approves the bonus issue, the demerger and the tripartite merger plan and the resolutions proposed in these plans.
Sak 4.1. Vedtak om fondsemisjon	Item 4.1. Resolution for a bonus issue
I forbindelse med fondsemisjonen, foreslår styret at generalforsamlingen treffer følgende vedtak:	In connection with the bonus issue, the Board of Directors proposes that the general meeting pass the following resolution:
(i) Selskapets aksjekapital skal forhøyes med NOK 338 755 809,90 ved forhøyelse av aksjenes pålydende verdi fra NOK 0,02 med NOK 4,98 til NOK 5,00.	(i) The share capital of the Company shall be increased by NOK 338,755,809.90 by increasing the nominal value of the Company’s shares from NOK 0.02 with NOK 4.98 to NOK 5.00.
(ii) Kapitalforhøyelsen gjennomføres som en fondsemisjon i henhold til allmennaksjeloven § 10-20.	(ii) The share capital increase shall be carried out as a bonus issue in accordance with section 10-20 of the Norwegian Public Limited Liability Companies Act.
(iii) Selskapets anslåtte utgifter i forbindelse med kapitalforhøyelsen er NOK 30 000.	(iii) The Company's estimated costs in connection with the capital increase are NOK 30,000.
(iv) Vedtektenes § 4 endres slik at den gjengir aksjekapitalen og aksjenes pålydende verdi etter kapitalforhøyelsen.	(iv) Section 4 of the articles of association shall be amended to reflect the share capital and the nominal value of the shares after the share capital increase.
(v) Vedtaket er betinget av at generalforsamlingen godkjenner de foreslåtte vedtakene under sak 4.2. (Vedtak om fisjon av Selskapet) og sak 4.3 (Vedtak om trekantfusjon og kapitalforhøyelse i Selskapet).	(v) The resolution is conditioned upon the general meeting approving the proposed resolutions under item 4.2 (Resolution for a demerger of the Company) and item 4.3 (Resolution for a tripartite merger and share capital increase in the Company).
Sak 4.2. Vedtak om fisjon av Selskapet	Item 4.2. Resolution for a demerger of the Company
I forbindelse med fisjonen, foreslår styret at generalforsamlingen treffer følgende vedtak:	In connection with the demerger, the Board of Directors proposes that the general meeting pass the following resolution:
(i) Forslag til felles fisjonsplan datert 29. september 2020 for fisjon av Selskapet med Arcus NewCo AS som overtakende selskap, godkjennes.	(i) The proposal for a joint demerger plan dated 29 September 2020 for the demerger of the company with Arcus NewCo AS as the acquiring company is adopted.
(ii) Selskapets aksjekapital nedsettes med NOK 337 803 484,33 ved at pålydende verdi på aksjene reduseres fra NOK 5,00 med NOK 4,966 til NOK 0,034.	(ii) The company’s share capital shall be reduced by NOK 337,803,484.33 through reduction of the nominal value of the shares from NOK 5.00 by NOK 4.966 to NOK 0.034.
(iii) Kapitalnedsettelsen gjennomføres som ledd i fisjonen av Selskapet ved at eiendeler, rettigheter og forpliktelser som beskrevet i fisjonsplanen overføres til Arcus	(iii) The share capital reduction shall be carried out as part of the demerger of the Company by the transfer of assets, rights and liabilities as specified in the demerger

NewCo AS og at selskapets aksjonærer mottar aksjer i Arcus NewCo AS som fisjonsvederlag.	plan to Arcus NewCo AS and the company’s shareholders receiving shares in Arcus NewCo AS as demerger consideration.
(iv) Vedtektenes § 4 endres slik at den angir ny aksjekapital og ny pålydende verdi på aksjene etter kapitalnedsettelsen.	(iv) Article 4 of the articles of association shall be amended to reflect the new share capital and the new nominal value of the shares after the capital reduction.
(v) Vedtaket er betinget av at generalforsamlingen godkjenner vedtak om fondsemisjon i Selskapet, samt vedtak om trekantfusjon og kapitalforhøyelse i Selskapet slik det fremgår av fusjonsplanen datert 29. september 2020 mellom Selskapet, Arcus NewCo AS og Arcus Holding AS.	(v) The resolution is conditioned upon the general meeting approving a resolution for a bonus issue in the Company, as well as a resolution for a tripartite merger and share capital increase in the Company as set out in the merger plan dated 29 September 2020 between the Company, Arcus NewCo AS and Arcus Holding AS.
Sak 4.3. Vedtak om trekantfusjon og kapitalforhøyelse i Selskapet	Item 4.3. Resolution for a tripartite merger and share capital increase in the Company
I forbindelse med trekantfusjonen, foreslår styret at generalforsamlingen treffer følgende vedtak:	In connection with the tripartite merger, the Board of Directors proposes that the general meeting pass the following resolution:
(i) Generalforsamlingen godkjenner og tiltrer fusjonsplanen datert 29. september 2020 mellom Arcus NewCo AS og Arcus Holding AS med økning av pålydende på aksjene i Selskapet som vederlag, slik denne er fremlagt av styret.	(i) The general meeting adopts and enters into the merger plan dated 29 September 2020 between Arcus NewCo AS and Arcus Holding AS with an increase of the nominal value of the shares in the Company as consideration, as this is presented by the board of directors.
(ii) Selskapets aksjekapital forhøyes med NOK 337 803 484,33 ved oppskrivning av aksjenes pålydende fra NOK 0,034 med NOK 4,966 til NOK 5,00. Aksjeinnskuddet per aksje er NOK 8,044 (avrundet).	(ii) The Company's share capital shall be increased by NOK 337,803,484.33 by an increase of the nominal value of the shares from NOK 0.034 with NOK 4.966 to NOK 5.00. The share contribution per share is NOK 8.044 (rounded).
(iii) Kapitalforhøyelsen gjennomføres som et ledd i fusjon mellom Arcus NewCo AS som overdragende selskap, Arcus Holding AS som overtakende selskap og Selskapet som vederlagsutstedende selskap. Aksjeinnskuddet skal gjøres opp i form av en fusjonsfordring stor NOK 547 153 412,48 på Arcus Holding AS.	(iii) The share capital increase is carried out as a part of the merger between Arcus NewCo AS as the transferring company, Arcus Holding AS as the acquiring company and the Company as the company issuing consideration. The share contribution shall be settled by way of a merger receivable in the amount of NOK 547,153,412.48 against Arcus Holding AS.
(iv) Økningen av pålydende anses som tegnet når fusjonsplanen er godkjent av generalforsamlingen i Arcus NewCo AS.	(iv) The increase of nominal value shall be regarded as subscribed for when the merger plan is adopted by the general meeting in Arcus NewCo AS.
(v) Aksjeinnskuddet anses overført på det tidspunktet Foretaksregisteret registrerer gjennomføringen av fusjonen.	(v) The share contribution shall be regarded as transferred at the date the merger is registered with the Norwegian Register of Business Enterprises.

(vi) Det utstedes ingen nye aksjer i forbindelse med kapitalforhøyelsen og kapitalforhøyelsen har ingen betydning for eksisterende aksjers rett til utbytte.	(vi) No new shares are issued in connection with the share capital increase and the share capital increase has no effect on existing shares right to dividend.
(vii) Selskapets anslåtte utgifter i forbindelse med kapitalforhøyelsen er NOK 50 000.	(vii) The Company’s estimated costs in connection with the capital increase is NOK 50,000.
(viii) Vedtektenes § 4 endres slik at den gjengir ny aksjekapital og nytt pålydende etter gjennomføring av kapitalforhøyelsen.	(viii) Article 4 of the articles of association shall be amended to reflect the new share capital and new nominal value of the shares after the share capital increase.
(ix) Vedtaket er betinget av at generalforsamlingen godkjenner vedtak om en fondsemisjon i Selskapet, samt vedtak om fisjon av Selskapet slik det fremgår av fisjonsplanen datert 29. september 2020 mellom Selskapet og Arcus NewCo AS.	(ix) The resolution is conditioned upon the general meeting approving a resolution for bonus issue in the Company, as well as a resolution for a demerger of the Company as set out in the demerger plan dated 29 September 2020 between the Company and Arcus NewCo AS.

I tilfelle motstrid mellom den norske teksten og den engelske oversettelsen, skal den norske teksten gjelde.	In case of any discrepancies between the Norwegian text and the English translation, the Norwegian text shall prevail.

* * *

IMPORTANT INFORMATION

The securities referred to in this release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This release does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this release has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

Appendix 2

ARCUS ASA NOTICE OF ATTENDANCE

EXTRAORDINARY GENERAL MEETING 12 NOVEMBER 2020

Due to the restrictions caused by COVID-19 and advice from the Norwegian government related to this, all shareholders are encouraged to exercise their shareholder rights without physical attendance at the general meeting, either through online advance voting or by using the enclosed proxy form to provide a proxy to the Chairman (or the person he appoints) to vote at the general meeting.

A proxy form, including detailed instructions for the use of the proxy form, is enclosed to the notice of the general meeting as Appendix 3. If desirable, proxy may be given to the Chairman of the Board, Michael Holm Johansen. Advance voting may only be done online through the Company's website www.arcus.no/investor or through VPS Investor Services.

Shareholders who wish to attend the extraordinary general meeting to be held on 12 November 2020 are requested to fill in and return this notice of attendance to: Nordea Bank Abp, branch in Norway, Essendrops gate 7, Postboks 1166 Sentrum, 0107 Oslo, Norway, or e-mail: nis@nordea.com.

The form should be received no later than 9 November 2020 at 16:00 hours (CET). Attendance notice may also be given electronically within the same deadline via the Company's website www.arcus.no/investor or VPS Investor Services. Shareholders who do not provide notices of attendance within the deadline may be denied entrance to the general meeting and will not be able to vote for their shares.

Please tick:

The undersigned wishes to attend the extraordinary general meeting on 12 November 2020 at 13:00 hours (CET).

The shareholder's name and address: ______________________________________________________________

___________________________	_________________________	_________________________
Date	Place	Shareholder's signature

If the shareholder is a company, please attach documentation in the form of certificate of registration, or separate power of attorney.

Appendix 3

PROXY

ARCUS ASA EXTRAORDINARY GENERAL MEETING 12 NOVEMBER 2020

Shareholder who wishes to authorise another person to act on his or her behalf at the extraordinary general meeting on 12 November 2020, must complete this proxy form and return it to: Nordea Bank Abp, branch in Norway, Essendrops gate 7, Postboks 1166 Sentrum, 0107 Oslo, Norway, or e-mail: nis@nordea.com.

The proxy must be received by no later than 9 November 2020 at 16:00 hours (CET). Shareholders with access to VPS Investor Services may, as an alternative to using this proxy form, register advance votes or a proxy through VPS Investor Services or the Company's website www.arcus.no/investor within the same deadline.

The undersigned hereby grants (please tick):

The Chairman of the Board, Michael Holm Johansen, or the person he appoints, or
__________________________________ Name of attorney (please use capital letters)

a power of attorney to attend and vote for my/our shares at the extraordinary general meeting of Arcus ASA to be held on 12 November 2020 at 13:00 hours (CET).

If the power of attorney form is submitted without stating the name of the attorney, the power of attorney will be deemed to have been given to the Chairman of the Board, Michael Holm Johansen or the person he appoints. The votes shall be cast in accordance with the instructions below. Please note that if the alternatives below are not ticked off, this will be deemed to be an instruction to vote "in favour" of the proposals in the notice.

Resolution		In favour	Against	Abstain
1. Election of a chairperson and a person to co-sign the minutes				
2. Approval of the notice and the agenda				
3. Merger with Altia Plc				
4. Internal reorganisation
4.1	Resolution for a bonus issue			
4.2	Resolution for a demerger of the Company			
4.3	Resolution for a tripartite merger and share capital increase in the Company			

If voting instructions are given, the following applies:

•	If the box "In favour" has been ticked, the proxy is instructed to vote for the proposal in the notice, with any changes suggested by the board of directors, the chairman of the board or the chairperson of the meeting. In case of changes in the proposals included in the notice, the proxy can at his/her own discretion abstain from voting the shares.

•	If the box "Against" has been crossed out, this implies that the proxy is instructed to vote against the proposal in the notice, with any changes suggested by the board, the Chairman of the Board or the chairman of the meeting. In case of changes in the proposals included in the notice, the proxy can at his/her own discretion abstain from voting the shares.

•	If the box "Abstain" has been ticked, the proxy is instructed to abstain from voting the shares.

•	In respect of a vote over matters that are not included on the agenda and which may validly come before the meeting, the proxy is free to decide how the shares shall be voted. The same applies for votes over matters of formal nature, such as election of the chairperson of the meeting, voting order or voting procedure.

•	If a shareholder has inserted another person than the chairman of the board as proxy, and wants to give such person instructions on voting, this is a matter between the shareholder and the proxy. In such situation, the company does not undertake any responsibility to verify that the proxy votes in accordance with the instructions.

The shareholder's name and address: ______________________________________________________________

___________________________	_________________________	_________________________
Date	Place	Shareholder's signature

If the shareholder is a company, please attach documentation in the form of certificate of registration, or separate power of attorney.

To the general meeting of Arcus ASA

Report on merger plan in Arcus ASA

Introduction

As independent expert and on instructions from the Board of Directors in Arcus ASA, I report in accordance with the Norwegian Public Limited Liability Companies Act section 13-28, cf. sections 13-10. This report concerns the 29 September 2020 merger plan between Arcus and Altia Plc (“Altia”). By way of this merger, all assets and liabilities of Arcus ASA will be transferred to Altia.

Altia and Arcus ASA have agreed to merge with a view to inter alia realize potential added value that is expected to benefit both companies and their respective shareholders. These added values are based on inter alia cost- and revenue synergies, as well as to financial and strategic advantages from becoming one larger enterprise.

The shareholders in Arcus ASA will receive newly issued shares in Altia as consideration for the net assets that Arcus ASA transfers to Altia. The Arcus ASA shareholders will receive 0.4618 shares in Altia for each Arcus ASA share. Based on the number of shares outstanding in the two companies per 29 September 2020, the terms of the merger imply that the Arcus ASA shareholders post-merger will own 46.5% of Altia, whereas the current Altia shareholders will own 53.5%.

The Board of Directors’ responsibility

The board of directors in each of the companies are responsible for the information and the valuations on which the consideration is based.

The independent expert’s responsibility

My responsibility is to prepare a report regarding determination of the consideration and to express an opinion on whether the consideration to be received by the Arcus ASA shareholders is reasonable and fair based on the valuations of the two companies.

KWC AS er ikke et revisjonsselskap, men er et uavhengig konsulentselskap som driver økonomisk og finansiell rådgivning. Denne redegjørelsen er avgitt av undertegnede som statsautorisert revisor.

The remaining report is divided into two parts. The first part is a description of the methods applied in determining the consideration to be received by the shareholders in Arcus ASA. The second part is my opinion on the consideration.

Part 1: Methods applied in determining the consideration

The boards in Arcus ASA and Altia have put forward that the shareholders in Arcus ASA shall receive 0.4618 newly issued shares in Altia as consideration for each Arcus ASA share. This will assign the Arcus ASA shareholders a post-merger shareholding in Altia of 46.5%. Based on share price and currency exchange rate as of 28 September 2020 and adjusted for dividend to be distributed by Altia prior to the merger, this corresponds to an aggregate consideration for the Arcus ASA shareholders of approx. NOK 2.7 billion. In comparison, the market value of the outstanding shares in Arcus ASA per 28 September 2020 amounted to approx. NOK 2.7 billion.

Prior to the merger, the existing shareholders in Altia shall receive an aggregate dividend of EUR 22 million.

The board of directors of Arcus ASA and Altia have negotiated and agreed the merger plan based on historical share prices, earnings and expected turnover and profitability for each of the respective companies. Both boards have been supported in the negotiations by dedicated financial and legal advisors. To our knowledge, there are no financial or personal connections between the two boards that suggest or indicate that the negotiated and agreed terms for the merger is not on arms-length terms.

The board of directors of Arcus ASA has also received a “fairness opinion” from ABG Sundal Collier regarding the reasonableness of the consideration to be received by the Arcus ASA shareholders.

Part 2: The independent expert’s report

I have conducted my review and issue my statement in accordance with the Norwegian standard SA 3802-1 “The auditor’s statements and reports pursuant to Norwegian company legislation”. The standard requires that I plan and perform my review to obtain reasonable assurance that the consideration to be received by the shareholders of Arcus ASA is reasonable well founded. My review includes verification of the valuation of the consideration. Also, I have assessed the valuation methods that have been applied and the assumptions on which the valuation is based.

I believe that the audit evidence I have obtained is sufficient and appropriate to constitute a basis for my opinion.

Conclusion

In my opinion, the consideration to the Arcus ASA shareholders of 0.4618 Alita shares per Arcus ASA share is reasonable and fair based on the valuation of the companies as described above.

Oslo, 29 September 2020

________________________

Simen B. Weiby

State Authorized Public Accountant (Norway)

The translation to English has been prepared for information purposes only.